3Q26 Earnings Release
StoneCo Reports Third Quarter 2026 Results
George Town, Grand Cayman, November 12, 2026 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the third quarter ended September 30, 2026.
CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS
Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %	9M26	9M25	Δ y/y %
Total Revenue and Income	3,686.1	3,587.4	2.8%	3,566.8	3.3%	10,851.5	10,428.5	4.1%
Profitability Adjusted Metrics
Gross Profit	1,475.9	1,563.8	(5.6)%	1,604.9	(8.0)%	4,527.6	4,657.1	(2.8)%
Gross Profit margin (%)	40.0%	43.6%	(3.6)p.p.	45.0%	(5.0)p.p.	41.7%	44.7%	(3.0)p.p.
EBT	635.3	697.2	(8.9)%	757.4	(16.1)%	1,973.5	2,114.8	(6.7)%
EBT margin (%)	17.2%	19.4%	(2.2)p.p.	21.2%	(4.0)p.p.	18.2%	20.3%	(2.1)p.p.
Net Income	542.1	582.7	(7.0)%	641.5	(15.5)%	1,674.0	1,770.3	(5.4)%
Net income margin (%)	14.7%	16.2%	(1.5)p.p.	18.0%	(3.3)p.p.	15.4%	17.0%	(1.6)p.p.
Shareholder Return
Basic EPS (R$/share)	2.33	2.40	(2.8)%	2.39	(2.5)%	6.92	6.49	6.7%
ROE (%)	23.5%	21.6%	1.8p.p.	21.7%	1.8p.p.	21.1%	17.4%	3.7p.p.

• Total Revenue and Income from continuing operations reached R$3,686.1 million in 3Q26, up 3.3% year over year and 2.8% sequentially. Year-over-year growth was primarily driven by the increasing contribution of our credit product. Quarter over quarter, growth reflects our credit product performance and a gradual improvement in payments volumes.
• Adjusted Gross Profit from continuing operations reached R$1,475.9 million in 3Q26, down 8.0% year over year and 5.6% quarter over quarter. The year-over-year decrease reflects higher provisions for loan losses and higher costs to sustain our operations more than offsetting revenue growth. Quarter over quarter, the decline was driven by higher costs to sustain our business and higher financial expenses, which outweighed the revenue increase. Adjusted Gross Profit margin was 40.0% in the quarter, down from 45.0% in 3Q25 and 43.6% in 2Q26. Year over year, the contraction was mainly driven by higher Cost of Services. Sequentially, the margin was also pressured by higher financial expenses, due to a higher number of business days in the quarter.
• Adjusted EBT from continuing operations totaled R$635.3 million in 3Q26, down 16.1% year over-year, mainly driven by lower Gross Profit, while higher investments in Selling were offset by lower Administrative and Other Operating Expenses. Adjusted EBT margin was 17.2%, down 4.0p.p. from 3Q25 and 2.2p.p. from 2Q26. The year-over-year decline mainly reflects the gross margin dynamics described above, partially offset by lower Other Operating Expenses as a percentage of revenue. Quarter over quarter, Adjusted EBT decreased 8.9%, mainly reflecting the lower Gross Profit and higher SG&A, which were partially compensated by lower Other Operating Expenses.
• Adjusted Net Income from continuing operations was R$542.1 million in 3Q26, down 15.5% from 3Q25, as lower EBT was partly offset by a lower effective tax rate. Adjusted net margin from continuing operations was 14.7%, down from 16.2% in 2Q26 and 18.0% in 3Q25. The sequential contraction reflects a lower EBT margin, which was partially cushioned by a more favorable tax rate.
• Adjusted Basic EPS from continuing operations was R$2.33 per share in 3Q26, a decrease of 2.5% year over year and 2.8% quarter over quarter. The annual decrease is mainly explained by the lower net income, partially offset by a lower weighted average share count of 36.9 million, in part due to the R$2.8 billion in share buybacks in the past twelve months.
• ROE was 23.5% in 3Q26, up 1.8p.p. both year over year and quarter over quarter. The sequential increase reflects a lower average equity base following the dividend paid in May 2026, as a result of the Linx sale.

MAIN OPERATING METRICS
Table 2: Client Metrics

Client Metrics	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %	9M26	9M25	Δ y/y %
Total Active Client Base ('000)	5,078.3	4,820.1	5.4%	4,819.3	5.4%	5,078.3	4,819.3	5.4%

ARPAC (R$)	248.3	251.1	(1.1)%	254.4	(2.4)%	243.6	273.7	(11.0)%

• Our active client base reached 5.1 million in 3Q26, up 5.4% both quarter over quarter and year over year. Sequential growth was mainly driven by TON, which benefited from our offer simplification initiatives. At the same time, banking-only clients continued to increase their share of the base, as we welcome clients through a broader range of financial products and reposition ourselves as the bank for Brazilian entrepreneurs.
• Average revenue per active client (ARPAC), which considers total revenue and income divided by the average of the total active clients between the current and previous quarter, was R$248.3 per month per client, decreasing 1.1% sequentially and down 2.4% year over year. The quarter over quarter evolution in ARPAC is mostly explained by a larger number of banking-only clients within our mix. Although they have a lower individual ARPAC, they represent an additional entry point of clients into our ecosystem.
Table 3: Payment

Payments Metrics (R$bn)	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %	9M26	9M25	Δ y/y %
Total TPV	147.4	142.2	3.6%	140.2	5.1%	426.7	410.1	4.1%
CTPV (Card TPV)	114.3	111.5	2.5%	117.5	(2.7)%	335.5	346.1	(3.1)%
PIX QR Code	33.1	30.7	7.6%	22.8	45.3%	91.2	64.0	42.4%

• Total TPV reached R$147.4 billion in 3Q26, up 5.1% compared with the same period last year. Year-over-year TPV growth accelerated from 2.7% in 1Q26 to 4.3% in 2Q26 and 5.1% in 3Q26. This acceleration reflects the early results of our initiatives to reduce churn. While TON has already delivered solid results on that front, Stone follows a more gradual path.
Table 4: Banking

Banking Metrics (R$mn)	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %
Retail Deposits	11,388.9	10,796.6	5.5%	9,018.2	26.3%
Deposits from retail clients	1,013.1	1,054.2	(3.9)%	1,434.9	(29.4)%
Time Deposits (on-platform)	10,375.8	9,742.4	6.5%	7,583.3	36.8%

• Total retail deposits reached R$11.4 billion in 3Q26, up 26.3% year over year and 5.5% quarter over quarter. This decoupling in the growth of client deposits versus TPV is mainly attributed to our cross-selling initiatives between payments and banking and the increase in banking-only clients as we reposition ourselves as the bank for entrepreneurs.
Table 5: Credit Profitability

Credit Metrics - Profitability	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %	9M26	9M25	Δ y/y %
Portfolio (R$mn)	4,090.1	3,752.0	9.0%	2,297.8	78.0%	4,090.1	2,297.8	78.0%
Merchants	3,581.2	3,326.3	7.7%	2,070.9	72.9%	3,581.2	2,070.9	72.9%
Credit Card	508.9	425.6	19.6%	226.9	124.2%	508.9	226.9	124.2%

Credit Revenue (R$mn)	395.7	348.5	13.5%	184.6	114.3%	1,049.5	430.3	143.9%
Average Monthly Rate (%)	3.4%	3.3%	0.0p.p.	3.0%	0.4p.p.	3.7%	3.0%	0.7p.p.

• In 3Q26, our total credit portfolio reached R$4,090.1 million, growing 78.0% year over year and 9.0% sequentially. The quarter over quarter growth reflects a 7.7% increase in our merchants portfolio, mainly driven by working capital solutions supported by government programs, and a 19.6% increase in credit card portfolio, which, although smaller in size, has been gradually gaining relevance.
• Credit Revenues contributed R$395.7 million to our Total Revenue and Income in 3Q26, increasing 13.5% on a sequential basis and 114.3% year over year, mostly driven by the continued expansion of our credit portfolio.
Table 6: Credit Quality

Consolidated Credit Metrics - Quality	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y %
Provisions for losses (R$mn)	197.4	187.6	5.3%	86.4	128.6%
Merchants	162.2	166.4	(2.5)%	76.2	113.0%
Credit Card	35.2	21.2	66.4%	10.2	245.1%

Cost of risk (%)	20.1%	21.5%	(1.4)p.p.	16.8%	3.3p.p.

NPL 15-90 days (%)	4.49%	6.00%	(1.51)p.p.	3.12%	1.37p.p.
NPL > 90 days (%)	9.92%	8.60%	1.32p.p.	5.03%	4.90p.p.

Coverage ratio (%)	195.6%	203.6%	(8.1)p.p.	265.0%	(69.4)p.p.

• Provisions for expected losses totaled R$197.4 million in 3Q26, up 5.3% sequentially. As a result, cost of risk reduced from 21.5% in 2Q26 to 20.1% in 3Q26. This decrease is in line with our expectation for the year as a result of lower first payment default rates on the automated desk and a higher share of government-backed loans in our portfolio.
• NPL 15-90 days for the consolidated credit portfolio was 4.49% in 3Q26, compared with 6.00% in 2Q26 and 3.12% in 3Q25. The sequential improvement was mainly driven by lower early delinquency in our dedicated desk, which, although still high, weighed less on the ratio than in the previous quarter. NPL over 90 days rose to 9.92% in 3Q26 from 8.60% in 2Q26 and 5.03% in 3Q25. The sequential increase reflects early-stage delinquency rolling into over-90 day NPL, consistent with the seasoning of the portfolio. Enhanced collection processes and stronger governance around recovery efforts have resulted in more meaningful renegotiation volumes in the quarter, improving long and short NPL indicators.
• In 3Q26, our coverage ratio stood at 195.6%, remaining at a conservative level given the current macroeconomic environment and the mix of our portfolio.

Adjusted Income Statement
Table 7: Adjusted Statement of Profit or Loss from Continuing Operations

Adjusted Statement of Profit or Loss (R$mn)	3Q26	% Rev.	2Q26	% Rev.	Δ q/q %	3Q25	% Rev.	Δ y/y%	9M26	9M25	Δ y/y %
Net revenue from transaction activities and other services	425.3	11.5%	427.2	11.9%	(0.4)%	626.0	17.5%	(32.1)%	1,333.8	1,944.9	(31.4)%
Net revenue from subscription services and equipment rental	231.2	6.3%	244.3	6.8%	(5.4)%	224.1	6.3%	3.1%	727.3	658.9	10.4%
Financial income	2,796.9	75.9%	2,665.9	74.3%	4.9%	2,544.0	71.3%	9.9%	8,045.0	7,256.3	10.9%
Other financial income	232.8	6.3%	250.0	7.0%	(6.9)%	172.7	4.8%	34.8%	745.3	568.5	31.1%
Total revenue and income	3,686.1	100.0%	3,587.4	100.0%	2.8%	3,566.8	100.0%	3.3%	10,851.5	10,428.5	4.1%
Cost of services	(1,052.3)	(28.5)%	(945.7)	(26.4)%	11.3%	(817.8)	(22.9)%	28.7%	(2,987.0)	(2,453.9)	21.7%
Provision expenses for expected credit losses	(197.4)	(5.4)%	(187.6)	(5.2)%	5.3%	(86.4)	(2.4)%	128.6%	(551.2)	(202.6)	172.0%
Financial expenses, net	(1,157.9)	(31.4)%	(1,077.8)	(30.0)%	7.4%	(1,144.1)	(32.1)%	1.2%	(3,336.9)	(3,317.5)	0.6%
Gross Profit	1,475.9	40.0%	1,563.8	43.6%	(5.6)%	1,604.9	45.0%	(8.0)%	4,527.6	4,657.1	(2.8)%
Administrative expenses	(206.4)	(5.6)%	(201.5)	(5.6)%	2.4%	(223.5)	(6.3)%	(7.6)%	(607.6)	(636.0)	(4.5)%
Selling expenses	(570.3)	(15.5)%	(544.4)	(15.2)%	4.8%	(527.2)	(14.8)%	8.2%	(1,657.8)	(1,585.5)	4.6%
Other income (expenses), net	(65.0)	(1.8)%	(120.8)	(3.4)%	(46.2)%	(95.6)	(2.7)%	(32.1)%	(289.1)	(319.5)	(9.5)%
Loss on investment in associates	1.1	0.0%	0.1	0.0%	1,057.1%	(1.2)	(0.0)%	n.a.	0.5	(1.3)	n.a.
Profit (loss) before income taxes	635.3	17.2%	697.2	19.4%	(8.9)%	757.4	21.2%	(16.1)%	1,973.5	2,114.8	(6.7)%
Income tax and social contribution	(93.2)	(2.5)%	(114.4)	(3.2)%	(18.5)%	(115.9)	(3.3)%	(19.6)%	(299.5)	(344.4)	(13.0)%
Net income (loss) from Continuing Operations	542.1	14.7%	582.7	16.2%	(7.0)%	641.5	18.0%	(15.5)%	1,674.0	1,770.3	(5.4)%

Effective tax rate for Continuing Operations	14.7%	n.a.	16.4%	n.a.	(1.7)p.p.	15.3%	n.a.	(0.6)p.p.	15.2%	16.3%	(1.1)p.p.
Total Revenue and Income
Table 8: Total Revenue and Income Breakdown

Total Revenue and Income Breakdown (R$mn)	3Q26	% Rev.	2Q26	% Rev.	Δ q/q %	3Q25	% Rev.	Δ y/y%	9M26	9M25	Δ y/y %
Net revenue from transaction activities and other services	425.3	11.5%	427.2	11.9%	(0.4)%	626.0	17.5%	(32.1)%	1,333.8	1,944.9	(31.4)%
Net revenue from subscription services and equipment rental	231.2	6.3%	244.3	6.8%	(5.4)%	224.1	6.3%	3.1%	727.3	658.9	10.4%
Financial income	2,796.9	75.9%	2,665.9	74.3%	4.9%	2,544.0	71.3%	9.9%	8,045.0	7,256.3	10.9%
Other financial income	232.8	6.3%	250.0	7.0%	(6.9)%	172.7	4.8%	34.8%	745.3	568.5	31.1%
Total revenue and income	3,686.1	100.0%	3,587.4	100.0%	2.8%	3,566.8	100.0%	3.3%	10,851.5	10,428.5	4.1%
Net Revenue from Transaction Activities and Other Services
Net Revenue from Transaction Activities and Other Services totaled R$425.3 million in 3Q26, down 32.1% year over year. This decrease was primarily driven by three factors. First, ongoing pricing optimizations between card MDRs and prepayment revenues across our bundled offers which negatively impacts Net Revenue from Transaction Activities and Other Services, but positively contributes to Financial Income. Second, a shift in mix, with PIX growing ahead of card volumes. And third, the simplification of our offers, as part of our initiatives to reduce churn, also contributed to the decrease, as new offers are priced focusing on long-term client value.
Quarter over quarter, Net Revenue from Transaction Activities and Other Services was broadly flat.
As our bundled offerings continue to evolve, pricing optimization should be ongoing, underscoring the importance of focusing on gross profit rather than individual revenue lines. This approach provides a more comprehensive view of our business performance.
Net Revenue from Subscription Services and Equipment Rental
Net Revenue from Subscription Services and Equipment Rental increased 3.1% year over year to R$231.2 million in 3Q26. This can be primarily attributed to higher subscription revenues from our remaining software operation.
Quarter over quarter, this revenue line decreased 5.4%, mainly due to lower (i) rental revenue, as a result of bundled offers pricing and (ii) subscription revenues from our remaining software operation.

Financial Income
Financial Income reached R$2,796.9 million in the quarter, up 9.9% year over year. This growth was driven by higher credit and prepayment revenues and by a reclassification of taxes on intragroup revenue to Other Financial Income. These effects were partially offset by lower float income from deposits, a funding source introduced in early 2025 as an alternative for our operations. Higher prepayment revenues are mostly a result of the following factors: (i) ongoing pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (ii) higher prepaid volumes.
Quarter over quarter, Financial Income increased 4.9% as a result of the same factors mentioned above for the year over year variation.
Credit revenues were R$395.7 million in 3Q26 compared with R$348.5 million in 2Q26 and R$184.6 million in 3Q25.
Other Financial Income
Other Financial Income totaled R$232.8 million in 3Q26 compared with R$172.7 million in 3Q25. This increase was primarily due to a higher average cash balance, and partially compensated by a lower CDI rate in the period from 14.90% in 3Q25 to 13.96% in 3Q26.
Compared with the previous quarter, Other Financial Income decreased 6.9%, mainly due to (i) taxes on intragroup revenue that were previously recorded in Financial Income, (ii) a lower average cash balance and (iii) a lower average CDI rate, which fell from 14.44% in 2Q26 to 13.96% in 3Q26. These effects were partially offset by a higher number of working days.
Adjusted Gross Profit Breakdown
Table 9: Adjusted Gross Profit Breakdown

Adjusted Gross Profit Breakdown (R$mn)	3Q26	% Rev.	2Q26	% Rev.	Δ q/q %	3Q25	% Rev.	Δ y/y%	9M26	9M25	Δ y/y %
Total revenue and income	3,686.1	100.0%	3,587.4	100.0%	2.8%	3,566.8	100.0%	3.3%	10,851.5	10,428.5	4.1%
Cost of services	(1,052.3)	(28.5)%	(945.7)	(26.4)%	11.3%	(817.8)	(22.9)%	28.7%	(2,987.0)	(2,453.9)	21.7%
Cost of Services, ex provisions for expected credit losses	(854.8)	(23.2)%	(758.2)	(21.1)%	12.8%	(731.4)	(20.5)%	16.9%	(2,435.7)	(2,251.3)	8.2%
Provision expenses for expected credit losses	(197.4)	(5.4)%	(187.6)	(5.2)%	5.3%	(86.4)	(2.4)%	128.6%	(551.2)	(202.6)	172.0%
Financial expenses, net	(1,157.9)	(31.4)%	(1,077.8)	(30.0)%	7.4%	(1,144.1)	(32.1)%	1.2%	(3,336.9)	(3,317.5)	0.6%
Adjusted Gross Profit	1,475.9	40.0%	1,563.8	43.6%	(5.6)%	1,604.9	45.0%	(8.0)%	4,527.6	4,657.1	(2.8)%
Cost of Services
Cost of Services totaled R$1,052.3 million in 3Q26, increasing 28.7% year-over-year.
Loan loss provisions were R$197.4 million, compared with R$86.4 million in 3Q25, and R$187.6 million in 2Q26. The variation in provision levels is explained in the Credit session in "Main Operating Metrics". Excluding these provisions, Cost of Services was R$854.8 million, up 16.9% year-over-year. This increase was mainly driven by higher (i) investments in software, with AI as a key and fast-growing component, (ii) transaction and operational costs as we grow our business, and (iii) risk management costs.
Quarter over quarter, Cost of Services was 11.3% higher. Excluding loan loss provisions, Cost of Services increased 12.8% sequentially mainly reflecting higher risk management costs, as in 2Q26 we benefited from new initiatives in this area, which had a smaller impact this quarter, along with the drivers (i) and (ii) mentioned above for the year-over-year variation.
As a percentage of revenues, Cost of Services excluding loan loss provisions was 23.2%, compared with 20.5% in 3Q25 and 21.1% in 2Q26.
Adjusted Financial Expenses, Net
Financial Expenses, Net were R$1,157.9 million in 3Q26, a 1.2% increase compared with the prior-year period. This growth can be mainly attributed to (i) increased funding requirements to support the growth of our operations and the restructuring of certain legal entities we executed during this quarter, which impacted our short-term liquidity. These effects were partially mitigated by (ii) a lower average CDI rate, from 14.90% in 3Q25 to 13.96% in 3Q26, (iii) improved funding efficiency, mostly as a result of the deployment of client deposits as a funding source and (iv) a lower number of working days. As a percentage of Total Revenue and Income, Financial Expenses, Net decreased from 32.1% in 3Q25 to 31.4% in 3Q26.
Compared with 2Q26, Financial Expenses, Net increased 7.4% mostly due to a higher number of working days in the quarter. As a percentage of revenues, Financial Expenses, net increased from 30.0% in 2Q26 to 31.4% in 3Q26.
Adjusted Gross Profit
Adjusted Gross Profit from continuing operations reached R$1,475.9 million, a 8.0% contraction year over year, as revenue growth was compensated by higher provisions for loan losses, increased operating costs, and slightly higher financial expenses. Sequentially, Adjusted Gross Profit reduced by 5.6% as higher operating costs and financial expenses more than offset the increase in revenues.
Total Expenses
Table 10: Adjusted Expenses Breakdown

Total Adjusted Expenses (R$mn)	3Q26	% Rev.	2Q26	% Rev.	Δ q/q %	3Q25	% Rev.	Δ y/y%	9M26	9M25	Δ y/y %
Administrative expenses	(206.4)	(5.6)%	(201.5)	(5.6)%	2.4%	(223.5)	(6.3)%	(7.6)%	(607.6)	(636.0)	(4.5)%
Selling expenses	(570.3)	(15.5)%	(544.4)	(15.2)%	4.8%	(527.2)	(14.8)%	8.2%	(1,657.8)	(1,585.5)	4.6%
Other income (expenses), net	(65.0)	(1.8)%	(120.8)	(3.4)%	(46.2)%	(95.6)	(2.7)%	(32.1)%	(289.1)	(319.5)	(9.5)%
Gain (loss) on investment in associates	1.1	0.0%	0.1	0.0%	1,057.1%	(1.2)	(0.0)%	n.a.	0.5	(1.3)	n.a.
Total Expenses	(840.6)	(22.8)%	(866.6)	(24.2)%	(3.0)%	(847.5)	(23.8)%	(0.8)%	(2,554.0)	(2,542.3)	0.5%
Adjusted Administrative Expenses
Administrative Expenses were R$206.4 million, down 7.6% year over year, mainly due to lower personnel expenses. This reflects our more disciplined approach towards costs and expenses in recent quarters. As a percentage of revenues, Administrative Expenses decreased from 6.3% in 3Q25 to 5.6% in 3Q26.
Compared with the previous quarter, Administrative Expenses increased 2.4%, mostly as a consequence of higher third party services and software amortization expenses, which were partially compensated by lower expenses with personnel. As a percentage of revenues, Administrative expenses remained stable at5.6% in 3Q26.
Selling Expenses
Selling Expenses were R$570.3 million in 3Q26, up 8.2% year over year, mainly due to (i) higher investments in our distribution channels, (ii) higher marketing expenses, which includes our repositioning campaign as the bank of the Brazilian entrepreneur, and (iii) higher expenses with software licenses. As a percentage of revenues, Selling Expenses increased from 14.8% in 3Q25 to 15.5% in 3Q26.
Compared with 2Q26, Selling Expenses increased 4.8%, explained by the same factors mentioned above for the year over year increase. As a percentage of revenues, Selling Expenses were up from 15.2% in 2Q26 to 15.5% in 3Q26.
Adjusted Other Income (Expenses), Net
Other Expenses, Net were R$65.0 million in the quarter, down 32.1% on a year over year basis, mainly due to lower share-based compensation expenses, as we updated our estimate of awards expected to be forfeited by departing employees. This effect was partially offset by (ii) higher contingencies expenses and (iii) higher net provisions for POS losses.
Compared with the previous quarter, Other Expenses, net, were 46.2% down as a result of the share-based compensation expenses refinement mentioned above.
Adjusted EBT and Net Income
Table 11: Adjusted EBT and Net Income Breakdown

Adjusted EBT and Net Income Breakdown (R$mn)	3Q26	% Rev.	2Q26	% Rev.	Δ q/q %	3Q25	% Rev.	Δ y/y%	9M26	9M25	Δ y/y %
Profit (loss) before income taxes	635.3	17.2%	697.2	19.4%	(8.9)%	757.4	21.2%	(16.1)%	1,973.5	2,114.8	(6.7)%
Income tax and social contribution	(93.2)	(2.5)%	(114.4)	(3.2)%	(18.5)%	(115.9)	(3.3)%	(19.6)%	(299.5)	(344.4)	(13.0)%
Net income (loss) for the period	542.1	14.7%	582.7	16.2%	(7.0)%	641.5	18.0%	(15.5)%	1,674.0	1,770.3	(5.4)%

Adjusted EBT
Adjusted EBT was R$635.3 million in the quarter, reducing by 16.1% year over year and 8.9% quarter over quarter. The year-over-year decrease reflects lower Gross Profit, driven by higher cost of services, including provisions for loan losses.
Adjusted Income Tax and Social Contribution
The Company recognized R$93.2 million of income tax and social contribution expenses during 3Q26 over an Adjusted Profit Before Income Taxes of R$635.3 million, representing an effective tax rate of 14.7%. The difference to the statutory rate is mainly explained by (i) gains from entities subject to different tax rates, and (ii) R&D tax benefits from "Lei do Bem".
Adjusted Net Income (Loss) and EPS
In 3Q26 Adjusted Net Income from Continuing Operations was R$542.1 million, compared with R$641.5 million in 3Q25, decreasing 15.5% year over year. This reduction is mainly a reflection of the lower Gross Profit.
Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 7.0% lower, with Adjusted Net Margin decreasing 1.4 percentage points from 16.2% in 2Q26 to 14.7% in 3Q26. This decrease in margin can be mainly attributed to the lower Gross Profit margin, partially compensated by lower Other Operating Expenses as a percentage of revenues.
IFRS Profit and Loss Statement from Continuing Operations
Table 12: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations

Income Statement of Profit or Loss from Continuing Operations(R$mn)	3Q26 Adjusted	Adjustments	Rationale	3Q26 IFRS	2Q26 IFRS	Δ q/q %	3Q25 IFRS	Δ y/y%
Total revenue and income	3,686.1	—	-	3,686.1	3,587.4	2.8%	3,566.8	3.3%
Cost of services	(1,052.3)	—	-	(1,052.3)	(1,146.0)	(8.2)%	(817.8)	28.7%
Financial expenses, net	(1,157.9)	(2.5)	R$1.4mn of financial expenses from fair value adjustments on acquisitions; and R$1.1mn from earn-out interests on business combinations.	(1,160.3)	(1,081.3)	7.3%	(1,147.1)	1.2%
Gross Profit	1,475.9	(2.5)	-	1,473.5	1,360.1	8.3%	1,601.9	(8.0)%
Administrative expenses	(206.4)	(8.2)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(214.7)	(210.0)	2.2%	(233.7)	(8.2)%
Selling expenses	(570.3)	—	-	(570.3)	(544.4)	4.8%	(527.2)	8.2%
Other income (expenses), net	(65.0)	(2.5)	Related to call options in subsidiaries.	(67.4)	(116.2)	(42.0)%	(39.0)	72.8%
Gain (loss) on investment in associates	1.1	—	-	1.1	0.1	1,057.0%	(1.2)	n.a.
Profit before income taxes	635.3	(13.1)	-	622.2	489.6	27.1%	800.9	(22.3)%
Income tax and social contribution	(93.2)	1.8	Taxes related to adjusted items.	(91.5)	(39.6)	130.7%	(132.7)	(31.1)%
Net income from Continuing Operations	542.1	(11.4)	-	530.7	449.9	18.0%	668.1	(20.6)%
Net Margin (%)	14.7%	—	-	14.4%	12.5%	1.9p.p.	18.7%	(4.3)p.p.

Basic Number of shares	227.9	—	-	227.9	239.5	(4.9)%	264.8	(13.9)%
Basic EPS for Continuing Operations (R$/share)	2.33	—	-	2.30	1.86	23.7%	2.49	(7.9)%
The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.
Other expenses, net increased 72.8% year over year, mainly as a result of (i) gain in the sale of SimplesVet in 3Q25, which did not repeat this quarter, (ii) higher contingencies expenses and (iii) higher net provisions for POS losses. This effects were partially offset by (iv) updated estimate of awards expected to be forfeited by departing employees. Quarter over quarter, other expenses, net decreased 42.0% mostly as a result of item (iv) from the year over year explanation, which was partially compensated by increased contingencies expenses.

Net Income from continuing operations was R$530.7 million in the quarter with a margin of 14.7%, compared with R$668.1 million and a margin of 18.7% in 3Q25. The year over year decrease of 20.6% can be primarily attributed to the lower Gross Profit.
Sequentially, net income from continuing operations increased from R$449.9 million in 2Q26, to R$530.7 million in 3Q26, while net margins were up from 12.5% to 14.4% over the same period. The sequential margin growth can be mainly attributed to R$200.3 million in allowance for expected losses on selected card issuers in distress in 2Q26, which did not repeat in 3Q26.
Cash Flow from Continuing + Discontinued Operations
Table 13: Cash Flow

Cash Flow (R$mn)	3Q26	2Q26
Net income (loss) for the period	521.6	449.9

Adjustments on Net Income:
Depreciation and amortization	227.3	225.5
Deferred income tax and social contribution	14.1	(155.7)
Gain (loss) on investment in associates	(1.1)	(0.1)
Accrued interest, monetary and exchange variations, net	330.4	204.6
Provision for contingencies	51.2	41.7
Share-based payment expenses	1.4	59.2
Allowance for expected credit losses	258.0	444.2
Loss (gain) on disposal of property, equipment and intangible assets	16.4	32.9
Effect of applying hyperinflation accounting	0.0	0.0
Loss on sale of subsidiary	13.7	(4.2)
Fair value adjustment in financial instruments at FVPL	18.6	(10.6)
Fair value adjustment in derivatives	(25.4)	(21.7)

Working capital adjustments:
Accounts receivable from card issuers	(3,673.1)	1,518.2
Receivables from related parties	1.7	2.9
Recoverable taxes	(61.8)	140.1
Prepaid expenses	7.2	128.3
Trade Accounts Receivable, banking solution and other assets	1,398.3	(236.2)
Credit Portfolio	(99.1)	(280.5)
Accounts payable to clients	(2,200.2)	(2,551.6)
Taxes payable	(786.0)	101.0
Labor and social security liabilities	33.1	10.3
Payment of contingencies	(38.6)	(33.4)
Trade accounts payable and other liabilities	82.7	32.4
Interest paid	(704.8)	(254.2)
Interest income received, net of costs	2,028.0	1,912.3
Income tax paid	(72.8)	(58.2)
Net cash provided by (used in) operating activity	(2,659.1)	1,697.3

Investing activities
Purchases of property and equipment	(176.9)	(162.8)
Purchases and development of intangible assets	(87.7)	(88.1)
Receipt from the sale of interest in subsidiaries	33.7	4.6
Sale of subsidiary, net of cash disposed of	(13.7)	4.6
Proceeds from (investment in) short-term investments, net	(410.5)	3,342.9
Proceeds from the disposal of non-current assets	0.4	0.9
Payment of interest in subsidiaries acquired	(57.5)	(3.5)
Net cash used in (provided by) investing activities	(712.3)	3,098.5

Financing activities
Proceeds from institutional deposits and marketable debt securities	3,495.9	1,804.9
Payment of institutional deposits and marketable debt securities	(2,486.4)	(1,830.5)
Proceeds from other debt instruments, except lease	0.0	300.4
Payment of other debt instruments, except lease	(278.9)	0.0
Payment of principal portion of leases liabilities	(8.6)	(8.9)
Repurchase of own shares	(212.0)	(739.0)
Dividends paid to non-controlling interests	(0.2)	(4.3)
Dividend paid	0.0	(3,078.2)
Premium received in option transactions over own equity instruments	0.0	0.5
Net cash provided by (used in) financing activities	509.9	(3,555.1)

Effect of foreign exchange on cash and cash equivalents	(0.5)	23.2

Change in cash and cash equivalents	(2,862.0)	1,263.9

Cash and cash equivalents at beginning of period	7,356.2	6,092.3
Cash and cash equivalents at end of period	4,494.2	7,356.2

Consolidated Balance Sheet Statement
Table 14: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	3Q26	2Q26
Assets
Current assets	50,830.8	50,325.0
Cash and cash equivalents	4,494.2	7,356.2
Short-term investments	1,285.0	840.5
Financial assets from banking solutions	640.8	1,560.6
Accounts receivable from card issuers	40,494.5	36,666.9
Trade accounts receivable	323.4	281.9
Credit portfolio	2,566.0	2,632.9
Recoverable taxes	493.3	416.4
Derivative financial instruments assets	29.2	64.2
Other assets	504.5	505.4
Assets classified as held for sale	0.0	0.0

Non-current assets	7,878.3	7,548.5
Long-term investments	23.0	24.7
Accounts receivable from card issuers	318.3	192.8
Trade accounts receivable	12.7	17.9
Credit portfolio	727.1	454.6
Derivative financial instruments assets	7.5	8.6
Deferred tax assets	2,801.6	2,826.6
Investment in associates	71.2	70.8
Property and equipment	1,654.9	1,700.7
Intangible assets	2,035.3	2,018.2
Other assets	226.8	233.7

Total Assets	58,709.2	57,873.5

Liabilities and equity
Current liabilities	41,748.0	39,878.6
Retail deposits	11,388.9	10,796.6
Accounts payable to clients	17,761.7	17,539.1
Trade accounts payable	887.2	848.9
Institutional deposits and marketable debt securities	6,015.4	4,503.0
Other debt instruments	4,185.6	4,131.7
Labor and social security liabilities	447.8	401.0
Taxes payable	148.9	1,007.4
Derivative financial instruments liabilities	461.0	486.8
Other liabilities	451.4	164.1
Liabilities associated with assets held for sale	0.0	0.0

Non-current liabilities	7,809.1	8,957.3
Accounts payable to clients	125.2	102.1
Institutional deposits and marketable debt securities	3,948.6	4,502.8
Other debt instruments	2,779.4	3,127.0
Derivative financial instruments liabilities	302.3	274.2
Deferred tax liabilities	314.5	376.3
Provision for contingencies	255.3	241.1
Labor and social security liabilities	44.6	56.6
Other liabilities	39.2	277.1

Total liabilities	49,557.0	48,835.8

Equity attributable to controlling shareholders	9,107.6	8,995.3
Issued capital	0.1	0.1
Capital reserve	6,588.1	6,716.4
Treasury shares	(1,608.4)	(1,420.3)
Other comprehensive income (loss)	(510.8)	(425.3)
Retained earnings	4,638.7	4,124.5
Other comprehensive income (loss) associated with assets held for sale	0.0	0.0

Non-controlling interests	44.5	42.3

Total equity	9,152.1	9,037.7

Total liabilities and equity	58,709.2	57,873.5

Continuing Operations Historical P&L (Adjusted)
Table 15: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	3Q26	2Q26	1Q26	4Q25	3Q25
Net revenue from transaction activities and other services	425.3	427.2	481.4	548.2	626.0
Net revenue from subscription services and equipment rental	231.2	244.3	251.8	230.4	224.1
Financial income	2,796.9	2,665.9	2,582.2	2,761.0	2,544.0
Other financial income	232.8	250.0	262.5	185.7	172.7
Total revenue and income	3,686.1	3,587.4	3,578.0	3,725.3	3,566.8
Cost of services	(1,052.3)	(945.7)	(989.0)	(911.5)	(817.8)
Provision expenses for expected credit losses	(197.4)	(187.6)	(166.3)	(109.7)	(86.4)
Financial expenses, net	(1,157.9)	(1,077.8)	(1,101.2)	(1,151.5)	(1,144.1)
Gross Profit	1,475.9	1,563.8	1,487.8	1,662.4	1,604.9
Administrative expenses	(206.4)	(201.5)	(199.7)	(243.9)	(223.5)
Selling expenses	(570.3)	(544.4)	(543.1)	(562.2)	(527.2)
Other income (expenses), net	(65.0)	(120.8)	(103.3)	(66.7)	(95.6)
Gain (loss) on investment in associates	1.1	0.1	(0.7)	(1.1)	(1.2)
Profit (loss) before income taxes	635.3	697.2	641.0	788.5	757.4
Income tax and social contribution	(93.2)	(114.4)	(91.9)	(81.6)	(115.9)
Net income (loss) from Continuing Operations	542.1	582.7	549.1	706.9	641.5
Adjusted Net Cash
Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 16 below:
Table 16: Adjusted Net Cash

Adjusted Net Cash (R$mn)	3Q26 Consolidated Operations	2Q26 Consolidated Operations	3Q25 Consolidated Operations
Cash and cash equivalents	4,494.2	7,356.2	5,797.4
Short-term investments	1,285.0	840.5	344.0
Accounts receivable from card issuers (a)	40,812.8	36,859.8	38,481.0
Financial assets from banking solution	640.8	1,560.6	1,627.7
Derivative financial instrument (b)	34.3	69.2	40.3
Adjusted Cash	47,267.1	46,686.2	46,290.4

Retail deposits (c)	(11,388.9)	(10,796.6)	(9,018.2)
Accounts payable to clients	(17,886.9)	(17,641.2)	(17,174.1)
Institutional deposits and marketable debt securities	(9,964.0)	(9,005.8)	(10,259.9)
Other debt instruments	(6,842.9)	(7,131.5)	(5,711.5)
Derivative financial instrument (b)	(763.4)	(760.9)	(607.6)
Adjusted Debt	(46,846.0)	(45,336.1)	(42,771.3)

Adjusted Net Cash	421.1	1,350.0	3,519.1
(a) Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b) Refers to economic hedge.
(c) Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of September 30, 2026, the Company’s Adjusted Net Cash from Consolidated operations was R$421.1 million, R$928.9 million lower compared with 2Q26, explained by:
• +R$521.6 million of net income;
• -R$920.7 million from tax effects;
• -R$264.6 million of capex;
• -R$212.0 million from shares buyback;
• -R$99.1 million from our credit portfolio, net of provision expenses and interest;
• +R$45.7 million from other effects.
Capital Structure
Table 17: Capital Structure
Aligned with our capital allocation framework, the information below considers Risk Weighted Assets ("RWA") from the Prudential Conglomerate, while Common Equity Tier 1 and Managerial Tier 1 Capital Ratio considers consolidated shareholders equity adjusted by our internal methodology.
The subsidiaries that are part of the Prudential Conglomerate are appointed by us to the Brazilian Central Bank.

Capital Structure - Prudential Conglomerate	3Q26	2Q26	Δ q/q %	3Q25	Δ y/y%
Risk Weighted Assets (R$mn)	19,614.2	19,839.5	(1.1)%	18,082.9	8.5%
Managerial Common Equity Tier 1 (R$mn)	5,304.8	5,214.7	1.7%	5,888.0	(9.9)%
Managerial Tier 1 Capital Ratio (%)	27.0%	26.3%	0.8p.p.	32.6%	(5.5)p.p.
In 3Q26, our capital ratio stood at 27.0%.
Other Information
Conference Call
Stone will discuss its 3Q26 financial results during a teleconference today, November 12, 2026, at 5:00 PM ET / 7:00 PM BRT.
The conference call can be accessed live over the Zoom webinar (ID: 895 6095 7052| Password: 061966). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.
The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.
Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
Glossary of Terms
"Active Client Base": Considers a merchant that has generated at least R$0.01 in revenues in the past 30 days;
“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
"Adjusted Basic EPS": calculated as Adjusted Net Income from Continuing Operations attributable to controlling shareholders, divided by the basic weighted average number of shares outstanding in the period.
"ARPAC": Average revenue per active client. Considers total revenue and income divided by the average of the total active clients between the current and previous quarter.
"Average Monthly Credit Yield": defined as quarterly credit revenues including credit card interchange revenues, converted to a monthly figure, divided by the average credit portfolio between the current and the previous quarter.

“Banking”: refers to our digital banking solution.
"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
"Continuing Operations”: refer to our financial services solutions to clients and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
“Credit Portfolio”: is gross of provisions for losses, but net of amortizations. Note: the amount recorded in the balance sheet is already net of provisions.
“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets."
"Managerial Capital Ratio": Managerial Capital Ratio mirrors the Brazilian Central Bank methodology used for our prudential conglomerate, applied to all StoneCo's legal entities as defined by the Brazilian Central Bank, and including DTAs from fiscal losses and temporary differences.
“MDR or Merchant Discount Rate”: means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction, including the interchange fee and assessment fees.
”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.2 of the Financial Statements.
“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code, unless otherwise noted.
“Revenue”: refers to Total Revenue and Income net of taxes, which is net of interchange fees retained by card issuers and assessment fees paid to payment schemes.
“Retail Deposits”: includes time deposits and deposits from retail customers.
"ROE": calculated as the quarter's annualized Adjusted Net Income from continuing operations divided by the average of equity, both attributable to controlling shareholders, based on the current and the previous quarter.
“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code, unless otherwise noted.
Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.
Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.
We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Non-IFRS Financial Measures
This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.
It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.
Other Information
Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.